Exhibit 99.3

VANC Pharmaceuticals Receives TSX-V Approval

On Share Consolidation

November 18, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, announces that further to its news release dated November 1, 2016, it has received TSX Venture Exchange approval to consolidate all of the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of every four (4) old common shares being consolidated into one (1) new common share (the “Share Consolidation”).

At the opening of trading on November 21, 2016, the CUSIP and ISIN numbers of the Company will change to 92143R204 and CA92143R046 respectively.  The Company’s name will not change, however the new trading symbol will be “VANC”.

On behalf of:

VANC Pharmaceuticals Inc.

Eugene Beukman

Director and CFO

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.